SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)1

Golden River Resources Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

38116G105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

_________________________

1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38116G105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
RAB Special Situations (Master) Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF		30,000,000*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		30,000,000*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000,000*
*RAB Special Situations (Master) Fund Limited owns warrants to acquire 20,000,000 common shares and special warrants to acquire 10,000,000 common shares. The warrants and special warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Up to 9.9999%**
**The percentages used herein are calculated based upon 26,711,630 outstanding shares as of November 12, 2008, plus 30,000,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38116G105	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Golden River Resources Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Level 8, 580 St. Kilda Road, Melbourne, Victoria 3004, Australia

Item 2	(a).	Name of Person Filing:

RAB Special Situations (Master) Fund Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

RAB Special Situations (Master) Fund Limited

P. O. Box 908 GT

Walker House Mary Street

George Town, Cayman Islands

Item 2	(c).	Citizenship:

Cayman Islands

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e).	CUSIP Number:

38116G105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 38116G105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 38116G105	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
(Date)
RAB Special Situations (Master) Fund Limited by Jake Leavesley and Simon Gwyther Authorised signatories for RAB Capital plc for and on behalf of RAB Special Situations (Master) Fund Limited
/s/ Jake Leavesley
(Signature)
/s/ Simon Gwyther
(Signature)